Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our belief that our existing cash and cash equivalents as of June 30, 2025, will be sufficient to fund our operations through the next twelve months;

●	our ability to adapt to significant future alterations in Amazon’s policies;

●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding into new territories;

●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;

●	our ability to successfully integrate or execute upon the logistics center operations business of Pure NJ Logistics LLC, or Pure Logistics, which we acquired in March 2025;

●	our proposed restructuring plan, which may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results;

●	the overall global economic environment;

●	the impact of competition and new e-commerce technologies;

●	projected capital expenditures and liquidity;

●	our ability to retain key executive members;

●	the impact of possible changes in Amazon’s policies and terms of use;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	changes in our strategy;

●	general market, political and economic conditions in the countries where our headquarters are located or in which we operate, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2025 and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Jeffs’ Brands”, the “Company”, “we”, “us” or “our” are to Jeffs’ Brands Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2025, and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2024 and related notes thereto included in our Annual Report filed with the SEC.

Unless otherwise indicated, dollars are in thousands.

Overview

We are an e-commerce consumer products company operating primarily on the Amazon market place, or Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model. As of June 30, 2025, we had six subsidiaries, held directly by us or through our subsidiaries: Smart Repair Pro; Top Rank Ltd.; Fort Products Limited, or Fort; Jeffs’ Brands Holdings Inc.; Fort Products LLC; and Pure Logistics. We also hold, through our subsidiary Jeffs’ Brands Holdings Inc., a minority interest in SciSparc Nutraceuticals Inc., to which we provide a variety of professional and business support services. As of July 7, 2025 we also hold approximately 75.02% of the equity interest of Fort Technology Inc. (formerly known as Impact Acquisitions Corp), or Fort Technology. The Company’s subsidiary, Pure Logistics, operates a logistics center specializing in warehousing and distribution services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

Recent Developments

Amended and Restated Warrant

On September 9, 2025, we amended and restated a warrant to purchase ordinary shares, no par value, of the Company, or the Ordinary Shares, issued to the holder thereof in connection with a convertible promissory note, dated January 16, 2025, or the January Warrant, effective as of June 30, 2025.

Appointment of Chief Executive Officer

On July 21, 2025, the Board approved the appointment of Mr. Eliyahu Zamir as our Chief Executive Officer, which was effective as of August 1, 2025. Mr. Zamir replaced Mr. Viki Hakmon, who resigned from his position as our Chief Executive Officer, effective as of July 31, 2025. On July 21, 2025, Mr. Hakmon also resigned from his position as a director on the Board, effective immediately. On July 21, 2025 we entered into a consulting agreement with Mr. Eliyahu Zamir in connection with the services he will provide as our Chief Executive Officer.

Fort Purchase Agreement

On February 6, 2025, we entered into share purchase agreement, or as amended on May 31, 2025, the Fort Purchase Agreement, with Fort Technology, pursuant to which, on the terms and subject to the conditions of the agreement, Fort became a wholly owned subsidiary of Fort Technology and we received a controlling equity interest in the Fort Technology, or the Fort Transaction.”.

Pursuant to the Fort Purchase Agreement, at the closing of the Fort Transaction, which occurred on July 7, 2025, we sold to Fort Technology, all of the issued and outstanding shares of Fort, in consideration for 100,000,000 common shares of Fort Technology and up to an additional 66,000,000 common shares of the Acquirer, contingent upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in the Acquirer of 75.02% (or up to 83.29% in the event of the full achievement of the milestones).

In connection with the Fort Purchase Agreement, on September 11, 2025, Fort and Jeffs’ Brands Holdings Inc. entered into a membership interests transfer agreement, pursuant to which Jeffs’ Brands Holdings Inc. assigned to Fort, all of the membership interest in Fort Products LLC, such that Fort Products LLC became a wholly owned subsidiary of Fort.

June 2025 Reverse Split

On May 29, 2025, our Board approved the June 2025 Reverse Split, which became effective as of market open on June 16, 2025, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 17 Ordinary Shares held as of such date. The June 2025 Reverse Split did not reduce the number of our authorized share capital, which as consists of 1,500,000 Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the June 2025 Reverse Split.

Smart Purchase Agreement

On April 30, 2025, we entered into a share purchase agreement, or the Smart Purchase Agreement, with Plantify Foods, Inc. (TSXV: PTFY) a Canadian public company, or Plantify, pursuant to which, on the terms and subject to the conditions of the Smart Purchase Agreement, we will sell to Plantify, and Plantify will purchase from us, all of the issued and outstanding equity interests of our wholly owned subsidiary, Smart Repair Pro, to Plantify, or the Proposed Smart Transaction.

Smart Repair Pro currently operates our stores on the Amazon U.S. Marketplace and owns Pure Logistics. On September 11, 2025 we entered into a share transfer agreement with Smart Repair Pro, pursuant to which all of our shares of Jeffs’ Brands Holdings Inc., which holds an approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc, will be transferred to Smart Repair Pro in exchange for shares of common stock of Smart Repair Pro. As a result, Jeffs’ Brands Holdings Inc. will become a direct, wholly-owned subsidiary of Smart Repair Pro and Smart Repair Pro will own an approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc. The closing of the share transfer agreement is conditioned upon the receipt of a tax pre-ruling from the Israeli Tax Authority.

On July 31, 2025, we entered into an amendment to the Smart Purchase Agreement, which, among other things: (i) adjusted the number of common shares of Plantify to be issued to the Company at the closing of the Proposed Smart Transaction from 40,375,000 common shares to 49,300,000 common shares, representing approximately 78% of Plantify’s issued and outstanding common shares on a post-transaction basis; and (ii) adjusted the issuance of the number of common shares of Plantify to be issued to the Company, contingent upon the achievement of certain pre-determined milestones following the closing, from 129,000,000 common shares of Plantify to 45,000,000 common shares of Plantify.

The Proposed Smart Transaction is expected to close by December 31, 2025, subject to customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Proposed Smart Transaction will be completed.

Comparison of the Six Months Ended June 30, 2025, and 2024

Results of Operations

The following table summarizes our results of operations for the periods presented:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Revenues	6,984	6,198
Cost of sales	6,415	5,441
Gross profit	569	757
Sales and marketing	661	603
General and administrative	3,483	2,413
Equity losses	76	245
Other income, net	(65)	(60)
Operating loss	(3,586)	(2,444)
Financial expenses (income), net	(750)	1,367
Tax expenses (income)	(94)	64
Net loss for the period	(2,742)	(3,875)

Revenues

Our revenues are primarily derived from sales on Amazon. On March 18, 2025, we closed the acquisition of Pure Logistics and so revenues for the six months ended June 30, 2025 also include income from storage and logistics services.

Our revenues for the six months ended June 30, 2025 were $6,984 compared to $6,198 for the six months ended June 30, 2024. This represents an increase of $786 or 13%. The increase was primarily attributable to revenues generated by Pure Logistics of approximately $612 in the six months ended June 30, 2025.

Cost of goods sold

Our cost of goods sold consists of the purchase of finished goods, freight, cost of commissions to Amazon and other e-commerce platforms, salary and change in inventory.

The following table sets forth the breakdown of cost of goods sold for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Purchases of finished goods and changes in inventory	$2,008	$1,971
Freight	463	310
Storage	97	264
Salaries	616	71
Cost of commissions	3,231	2,825
Total	6,415	5,441

Our cost of goods sold for the six months ended June 30, 2025 was $6,415 compared to $5,441 for the six months ended June 30, 2024. This represents an increase of $974 or 18%. The increase was primarily attributable to: (i) a decrease in storage expenses of $167 due to a decrease in Smart Repair Pro’s inventory kept in warehouses; (ii) an increase in freight charges of $153 attributable to purchases of inventory from suppliers located abroad by Fort; (iii) an increase in salaries, mainly attributable to salaries paid to employees of Pure Logistics of approximately $480; and (iv) an increase in cost of commissions, mainly paid to Amazon, of $406 due to an increase in sales in Europe, which are subject to higher fees compared to Amazon UK and Amazon U.S.

Gross profit

Our gross profit for the six months ended June 30, 2025 was $569 compared to gross profit of $757 for the six months ended June 30, 2024. This represents a decrease of $188, or 25%. The decrease was primarily due to an increase in revenues, offset by an increase in cost of sales, as described above.

Operating expenses, net

Our operating results reflect four components: marketing and sales expenses; general and administrative expenses; equity losses; and other income.

Marketing and sales expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultant fees and other marketing and sales expenses.

The following table sets forth the breakdown of marketing and sales expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Advertising	$572	$567
Wages, salaries and related expenses	89	36
Total	661	603

Our marketing and sales expenses for the six months ended June 30, 2025 were $661 compared to expenses of $603 for the six months ended June 30, 2024, representing an immaterial increase compared to the prior period.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees, legal, amortization of intellectual property assets and other general and administrative expenses.

The following table sets forth the breakdown of our general and administrative expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Payroll and related expenses	$583	$641
Subcontractors	-	7
Professional services and consulting fees	1,752	731
Director fees	174	143
Rent and office maintenance expenses	147	99
Amortization of intangible assets	404	390
Insurance	120	136
Other expenses	303	266
Total	3,483	2,413

Our general and administrative expenses for the six months ended June 30, 2025 were $3,483 compared to $2,413 for the six months ended June 30, 2024, representing an increase of $1,070, or 44%. The increase was primarily attributable to higher consultant costs (including $509 of share-based compensation), increased rent and office maintenance expenses, and higher revenue sharing costs due to an increase in our revenue.

Other income

Our other income for the six months ended June 30, 2025 was $65 compared to $60 for the six months ended June 30, 2024. Other income consists primarily of management fees derived from SciSparc Nutraceuticals Inc., pursuant to our existing consulting agreement with SciSparc Nutraceuticals Inc.

Share of losses accounted for at equity

Our share of losses accounted for as equity for the six months ended June 30, 2025 was $76 compared to $245 for the six months ended June 30, 2024, which is attributable to losses incurred from our investment in SciSparc Nutraceuticals Inc.

Operating loss

Our operating loss for the six months ended June 30, 2025 was $3,586, compared to operating loss of $2,444 for the six months ended June 30, 2024, an increase of $1,142, or 47%. The increase was primarily due to higher operating expenses, as described above.

Financial expenses (income), net

We recorded net financial income of $750 for the six months ended June 30, 2025, compared to net financial expenses, net, of $1,367 for the six months ended June 30, 2024, a decrease of $2,117. The decrease was primarily attributable to income from fair value revaluation in connection with the convertible promissory notes and the derivative liabilities of $942 in the six months ended June 30, 2025.

Net loss for the period

Our net loss for the six months ended June 30, 2025 was $2,742, compared to net loss of $3,875 for the six months ended June 30, 2024, a decrease of $1,133, or 29%. The decrease was primarily attributable to an increase in financial income offset by increase in operating expenses and decrease in gross profit, as described above.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2025. There have been no material changes to our critical accounting policies as described in the Annual Report other than as described in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2025. We believe that the accounting policies described below and in Note 2 to unaudited financial statements for the six months ended June 30, 2025, are critical in order to fully understand and evaluate our financial condition and results of operations.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Liquidity and Capital Resources

Overview

Since Jeffs’ Brands’ inception in March 2021 to date, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of Ordinary Shares, warrants and convertible promissory notes through issuances such as the initial public offering, the January 2024 private placement, the January Note, the May Offering, and the SPA. As of June 30, 2025 and 2024, we had approximately $6,066 and $2,815, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	$(2,409)	$(3,534)
Net cash used in investing activities	(2,259)	(436)
Net cash from (used in) financing activities	8,140	6,255
Net (decrease) in cash and cash equivalents	(6,066)	(2,815)

We expect that for the foreseeable future we will finance our activities using the proceeds from sales of our existing and future brands.

Operating activities

Our net cash used in operating activities was $2,409 for the six months ended June 30, 2025, compared to net cash used in operating activities of $3,534 for the six months ended June 30, 2024, representing a decrease of $1,125, or 32%. The decrease was primarily attributable to a decrease in net loss of $1,133, a decrease in net change in fair value of convertible promissory notes and derivative liabilities of $1,672, issuance of share-based compensation to a consultant, and was offset by an increase in account payables and other payables as well as a decrease in trade and other receivables.

Investing activities

Our net cash used in investing activities was $2,259 for the six months ended June 30, 2025, compared to net cash used in financing activities of $436 for the six months ended June 30, 2024, representing an increase of $1,823, or 518%. The increase was primarily attributable to the acquisition of Pure Logistics for $2,253.

Financing activities

Our net cash provided by financing activities was $8,140 for the six months ended June 30, 2025, compared to net cash provided by investing activities of $6,255 for the six months ended June 30, 2024, representing an increase of $1,885, or 30%. The change was attributable to the proceeds from the issuance of convertible promissory notes, the exercise of Series A warrants and the issuance of Ordinary Shares and pre-funded warrants.

Financial arrangements

On January 16, 2025, we issued to an institutional investor the January Note, in the principal amount of $2,850 and the January Warrant to purchase up to 44,749 Ordinary Shares. The net proceeds received from the issuance amounted to $2,565, after a 10% issuance discount on the principal amount of the January Note.

The January Note bears interest at an annual rate of 8% and is repayable in a single payment on July 16, 2026. The outstanding amount under the January Note is convertible, at the option of the holder, into Ordinary Shares at a conversion price equal to the lower of (i) $47.76779, representing 110% of the volume weighted average price, or VWAP, of the Ordinary Shares on January 15, 2025, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable conversion date. As of September 8, 2025, the exercise price of the January Note is $3.18516.

The January Warrant was issued with an initial exercise price of $41.39679 per share, subject to certain anti-dilution adjustments and other adjustments, and is exercisable upon issuance for a term of 5.5 years, expiring on July 16, 2030.

During the six months period ended June 30, 2025, the holder of the January Note converted an aggregate of $2,673 of the principal amount into Ordinary Shares. As of June 30, 2025, the fair value of the January Note was $271, comprised of $177 in the principal amount, $76 in deferred interest, and $18 in the form of an early repayment penalty.

On May 28, 2025, we issued, in a registered direct offering, or the May Offering, (i) 38,971 Ordinary Shares, at an offering price of $5.10 per Ordinary Share and (ii) pre-funded warrants to acquire up to 75,060 Ordinary Shares at an offering price of $5.0983 per pre-funded warrant. The pre-funded warrants were exercisable immediately upon issuance, at an exercise price of $0.0017 per Ordinary Share. The May Offering closed on May 28, 2025. We raised aggregate gross proceeds of approximately $582 from the May Offering. All the pre-funded warrants issued in the May Offering have been exercised.

Pursuant to anti-dilution provisions of the Series A warrants and the January Warrant, as a result of the May Offering, the exercise price of both outstanding Series A warrants and the January Warrant was adjusted to $5.10

On June 26, 2025, we entered into a Securities Purchase Agreement, or the SPA, with an institutional investor. Pursuant to the SPA, we may issue, from time to time, convertible promissory notes up to an aggregate principal amount of $100 million.

At the initial closing on June 26, 2025, we issued the June Note in the principal amount of $5,000 for a purchase price of $4,500 in cash. Beginning December 1, 2025, and subject to certain conditions, we may request additional drawdowns of up to $2,500 each quarter, with a purchase price equal to 90% of the principal amount.

Current outlook

We have financed our operations to date primarily through proceeds from our initial public offering, the January 2024 private placement, the January Note, the May Offering, the SPA and proceeds from sales on the different Amazon platforms (after FBA fees and advertising fees).

As of June 30, 2025, our cash and cash equivalents were $6,066. We expect that our existing cash and cash equivalents as of June 30, 2025, will be sufficient to fund our current operations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of operating Pure Logistics and Fort Technology;

●	the costs of manufacturing and shipment of our products;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses; and

●	the costs of completing our proposed restructuring plan, including the Proposed Smart Transaction.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates and U.S. dollar/GBP, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our income and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2025. To date, we have not been subject to inflationary pressures. We cannot assure you that we will not be adversely affected in the future.

As of June 30, 2025 the annual rate of inflation in Israel was 2.50%. The NIS appreciated against the U.S. dollar by approximately 7.54% for the six months ended June 30, 2025 and depreciated by approximately 3.64% for the period ended June 30, 2024.